Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Adds Former Perfect World Executive to Lead Strategic Development of Games Business

TAIPEI, Taiwan, April 10, 2014 – GigaMedia Limited (NASDAQ: GIGM) announced today that games industry veteran Dane Wu has joined the company as chief strategy officer of its online games business. Mr. Wu will work closely with Chief Executive Officer Collin Hwang and the rest of the management team in creating strategies that will strengthen and sustain GigaMedia’s operations in today’s rapidly evolving online games industry.

Mr. Wu has over 20 years experience in the online games and entertainment software industries. He has worked with many of the world’s leading online game companies and has a proven track record in developing growth plans, building business relationships, and creating competitive operations. He most recently served as the president and chief executive officer of C&C Media, the Tokyo operations of China’s games leader Perfect World. Prior to that, he served as the general manager of the licensing division of Perfect World, where he developed a global licensing network of over 50 companies in 30 different countries, built the world’s first and largest B2B customer support system for online games, and executed global alliances and promotions that drove growth.

“Dane is a dynamic leader, passionate about the games industry, with a rare combination of skills, experience, and business sense – qualities that are vital to successfully developing games operations,” stated GigaMedia Limited CEO Collin Hwang. “I have no doubt he will have a major impact on Giga as we continue to re-imagine and strengthen our business.”

GigaMedia’s online games business is focused on browser/mobile games and social casino games. Investments to rebuild GigaMedia’s game pipeline and upgrade systems are ongoing to support anticipated future growth. The company plans to launch multiple new mobile games and new social casino games in 2014; management is confident the online games business will deliver growing revenues in 2014.

Mr. Wu is based in Taipei.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games and social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2013.

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